News Release

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2014 FIRST QUARTER FINANCIAL RESULTS THURSDAY, MAY 1, 2014 AT 11:00 AM (ET)

March 28, 2014 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2014 first quarter financial results will be released prior to the market open on Thursday, May 1, 2014. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Thursday, May 1 at 11:00 AM (ET). Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president and chief investment officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on May 1, 2014.

To participate in the conference call, please dial toll free 877.675.4757 or toll 719.325.4789, pass code 7109832, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through June 1, 2014 by dialing toll free 888.203.1112 or toll 719.457.0820, pass code 7109832. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

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Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 25,000 multi-family units, 68 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com

Contact:

Melissa Coley, VP, Investor Relations & Communications

(212) 417-7215; melissa.coley@brookfield.com